DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 21, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/21/2007

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 27, 2006

Dear Ms. Weber:

This is in response to your letters dated December 27, 2006 and February 2, 2007 concerning the shareholder proposal submitted to Verizon by SEIU Master Trust. We also have received a letter from the proponent dated January 24, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, NW
Washington, DC 20005

Mary Louise Weber
Assistant General Counsel

Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

February 2, 2007

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
Shareholder Proposal of the SEIU Master Trust

Ladies and Gentlemen:

I refer to my letter dated December 27, 2006 (the "December 27 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the SEIU Master Trust (the "Proponent") may properly be omitted pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(7) from the proxy materials (the "Proxy Materials") to be distributed by Verizon in connection with its 2007 annual meeting of shareholders.

This letter is in response to the letter to the Staff by the Proponent dated January 24, 2007 (the "Proponent's Letter"), and supplements the December 27 Letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent.

I. The Proponent's Letter Significantly Misstates the Relationships Considered by Verizon's Board in Determining Director Independence and Required to be Disclosed by Item 407(a)(3) of Regulation S-K

The Proponent's Letter, on page 2, claims that Verizon's Board of Directors (the "Board") determines director independence solely based on the standards set forth in the New York Stock Exchange ("NYSE") listing standards, which standards do not require consideration of relationships between Verizon directors and executive officers. The Proponent therefore incorrectly concludes that relationships between Verizon directors and executive officers considered by the Board would not be disclosed by Verizon under Item 407(a)(3) of Regulation S-K. However, Item 407(a)(3) of Regulation

S-K requires disclosure not based on the NYSE listing standards but under "the applicable independence definitions" used by Verizon to determine director independence, and Item 407(a)(2) expressly recognizes that a registrant may use its own definitions for determining independence. As stated at page 4 of Verizon's 2006 proxy statement, the Board evaluates the independence of the directors, not only in accordance with the NYSE listing standards but also the director independence standards set forth in Verizon's Corporate Governance Guidelines.

The "Independence" section of Verizon's Corporate Governance Guidelines, available through the Corporate Governance link on Verizon's website at www.verizon.com/investor, provides that the Board will not consider a director to be independent if the "[d]irector has any other relationship that the Board determines is inconsistent with applicable laws and regulations on directors' independence or that is likely to impair the [d]irector's ability to act independently" (emphasis added). Annually, Verizon directors complete questionnaires that elicit the information needed by the Board to evaluate the independence of the directors under the applicable standards. The questionnaire requests information about any relationship that may affect a director's independence and in a number of instances specifically requests information about various possible relationships with Verizon executive officers. As a result, contrary to the statements contained in the Proponent's Letter, the Board explicitly considers relationships between directors and Verizon executive officers when it makes its determinations as to director independence. Were any such relationship to exist, the nature of that relationship would be disclosed in Verizon's Proxy Materials pursuant to Item 407(a)(3) of Regulation S-K. Therefore, the Proponent's assertion that Verizon has not substantially implemented the Proposal because Item 407(a)(3) of Regulation S-K does not require Verizon to disclose relationships between Verizon directors and executive officers is factually incorrect.

II. The Proponent's Letter Inaccurately Claims that Certain Immaterial Differences Between the Proposal and Item 407(a)(3) of Regulation S-K Mean that Verizon Has Not Substantially Implemented the Proposal

The Proponent argues, on page 3, that "the disclosure required by Item 407[(a)(3) of Regulation S-K] is significantly less specific than that sought in the Proposal." This is an incorrect understanding of the requirements of Item 407(a)(3) of Regulation S-K. In fact, as detailed by the Commission in Securities Act Release No. 33-8732A (Aug. 29, 2006), the requirements of Item 407(a)(3) of Regulation S-K—disclosure of the categories or types of transactions, relationships or arrangements considered by the board—are not generic descriptions of relationships, but provide sufficient detail to fully inform shareholders with respect to these relationships. Further, in Instruction 3 to Item 407(a)(3) of Regulation S-K, the Commission made clear that the required disclosure "must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements." As a result, the final disclosure requirements of Item 407(a)(3) of Regulation S-K provide for substantially the same level of disclosure requested by the Proposal. The Proponent offers no support for its statement, on page 3 of the Proponent's Letter, that Item 407(a)(3) of Regulation S-K is "significantly less specific" than the Proposal.

The Proponent does not challenge the clear precedent that Commission disclosure requirements on a specific topic support the exclusion of shareholder proposals requesting merely incremental additional disclosure on the same topic. Specifically, as noted in Section II.A of the December 27 Letter, in *Eastman Kodak Co.* (Feb. 1, 1991), the Staff carefully analyzed for Rule 14a-8(i)(10) purposes a proposal requesting disclosure of the company's environmental fines in relation to the disclosure requirements of Item 103 of Regulation S-K. The proposal in *Eastman Kodak Co.* requested full disclosure of all environmental fines, no matter how small, innocent, or otherwise immaterial. For its part, Item 103 only required disclosure of environmental proceedings "where monetary sanctions may exceed $100,000." In granting Rule 14a-8(i)(10) no-action relief in *Eastman Kodak Co.*, the Staff specifically noted that the Commission in adopting Item 103 had already called for disclosure of "important" environmental proceedings; that such Item 103 disclosures were sufficient for an investor to "evaluat[e] [a registrant's] environmental compliance and [the] impact on the [registrant's operations]"; and that the Commission had therefore "allow[ed] omission of disclosure about immaterial government proceedings." Finally, the Staff noted with approval the company's position that "because the Company discloses all fines [required to be disclosed by] Item 103, the information under the proposal (except for de minimis amounts) is currently available through [the company's public filings]." In addition to *Eastman Kodak Co.*, the Company's request is similar to other Rule 14a-8(i)(10) no-action letters where the Staff has concurred that a proposal may be excluded as substantially implemented due to the existence of regulatory requirements that require a public company to make disclosures regarding subjects addressed by the proposal. See, e.g., *Honeywell International, Inc.* (Feb. 14, 2005) (concurring that a proposal requesting that the board establish a policy of expensing the costs of all future stock options in a company's annual income statement was excludable under Rule 14a-8(i)(10) where the company was required to comply with revised Financial Accounting Standards Board 123). *See, also Pfizer Inc.* (Feb. 15, 2005) (same).

III. The Proponent References Inapplicable No-Action Precedent Relating to the Ordinary Business Exclusion

The Proponent attempts to refute Verizon's argument, as fully set forth in Section II.B of the December 27 Letter, that the Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Verizon's ordinary business operations. First, the Proponent claims, on page 3, that "the Proposal does not relate to legal compliance...[because] the Proposal goes well beyond the requirements of Item 407(a)(3)" of Regulation S-K and so should not be excludable. The Proponent appears to acknowledge that the Proposal would be excludable if it related to legal compliance. However, as shown in Sections I and II above, the Proposal is substantially similar to 407(a)(3) of Regulation S-K and does not in fact "go well beyond" that Item. As a result, the Proposal clearly relates to legal compliance and is excludable by the Proponent's own admission.

Furthermore, the Proponent's Letter on page 4, claims to cite precedent standing for the proposition that "proposals dealing with director independence do not implicate a company's ordinary business operations." However, a review of this precedent reveals that all of the no-action letters in question were submitted in connection with shareholder proposals urging that board committees be comprised of independent directors, or urging other similar actions. Such proposals differ significantly from the instant Proposal, which requests disclosure in connection with legal compliance to which Verizon is already subject. As a result, the no-action letters cited by the Proponent do not address the subject of director independence in a similar manner as the instant Proposal, and thus do not form a basis for including the instant Proposal.

IV. Conclusion

For the reasons set forth above and in the December 27 Letter, Verizon continues to believe that the Proposal may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10) and Rule 14a-8(i)(7), and requests the Staff's concurrence with its views.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

cc: SEIU Master Trust
1313 L Street, N.W.
Washington, D.C. 20005

Mary Louise Weber
Assistant General Counsel

verizon

RECEIVED
1:15

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067
mary.l.weber@verizon.com

December 27, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
Shareholder Proposal of SEIU Master Trust

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the SEIU Master Trust (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2007 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2007 proxy materials.

I. Introduction.

On November 20, 2006, Verizon received a letter from the Proponent containing the following proposal:

"RESOLVED, that the shareholders of Verizon Communications Inc. ("Verizon") urge the board of directors to adopt a policy requiring disclosure to shareholders in the proxy statement of the material terms of all relationships between (a) each director nominee deemed to be "independent" within the meaning of the New York Stock Exchange's ("NYSE's") Listing Standards, and (b) Verizon or any of its executive officers, that were considered by the board and/or the Corporate Governance Committee in determining whether such nominee is independent, regardless of whether the relationship is required to be disclosed pursuant to Item 404 of the SEC's Regulation S-K. No disclosure shall be required of transactions that are amounts due from a nominee for purchases subject to usual trade terms, for ordinary travel and expense payments and for other transactions in the ordinary course of business."

Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials on the following grounds, each of which is discussed in detail below:

- The Proposal may be excluded under Rule 14a-8(i)(10) because Verizon has substantially implemented it.
- The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Verizon's ordinary business operations; and

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2007 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May Be Omitted Under Rule 14a-8(i)(10), Because Verizon Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the Proposal. Effective November 7, 2006, the Commission adopted amendments to the disclosure requirements for proxy and information statements, periodic reports, current reports and other filings under the Securities Exchange Act of 1934 and the Securities Act of 1933. These amendments apply to disclosures for, among other things, related person transactions, director independence and other corporate governance matters. Companies must comply with these new disclosure requirements in any proxy statement filed on or after December 15, 2006.

As a result of the amendments, a new Item 407 has been added to Regulation S-K. Paragraph (a) of Item 407 of Regulation S-K requires Verizon to (1) identify in its proxy statement each nominee for director that is independent under the independence standards of The New York Stock Exchange, Inc. and (2) "for each nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent." The instructions to paragraph (a) of Item 407 further provide that the description of the specific categories or types of transactions, relationships or arrangements "must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements." Exchange Act Release No. 34-54302 (August 11, 2006). Verizon will comply with the disclosure requirements of Item 407, beginning with its 2007 proxy statement. As a result, Verizon believes that it has substantially implemented the Proposal.

No-action precedents under Rule 14a-8(i)(10) make clear that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When it initially adopted the predecessor Rule of 14a-8(i)(10), the Commission observed that "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes, and supervening corporate events," and expressed its belief that "a proposal which has been rendered moot for whatever reason should properly be excludable from an issuer's proxy materials." Exchange Act Release No. 12999 (November 22, 1976). The Staff has consistently concurred that a proposal is substantially implemented due to the actions of third parties. For example, in *The Gap, Inc.* (March 14, 2005); *Pfizer Inc.* (February 15, 2005); and *Intel Corporation* (February 14, 2005), the Staff agreed that, by virtue of the FASB's adoption of FASB Statement 123(R) requiring public companies to expense in their financial statements share-based payments, the companies had substantially implemented a proposal that the board establish a policy of expensing future stock options. See, also, *Eastman Kodak Co.* (February 1, 1991) (permitting exclusion of proposal under the predecessor rule where the proposal requested disclosure of certain environmental compliance information and the company represented that it fully complies with Item 103 of Regulation S-K, which required disclosure of substantially similar information.) Here, Item 407 of Regulation S-K requires substantially similar information as that requested by the Proposal. For this reason, Verizon believes that Proposal may be omitted from its 2007 proxy materials pursuant to Rule 14a-8(i)(10).

B. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Deals with a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" Verizon's compliance with the disclosure requirements of Item 407 of Regulation S-K and the corporate governance listing standards of the various stock exchanges upon which Verizon is listed.

Verizon believes that its position is consistent with the Staff's interpretation of Rule 14a-8(i)(7) set forth in *Johnson Controls Inc.* (October 26, 1999). The proposal in *Johnson Controls* sought additional disclosure in the company's financial statements, and the Staff concluded that there were sufficient grounds to exclude the proposal under Rule 14a-8(i)(7). The Staff in *Johnson Controls* announced, however, that it would no longer take a no-action position with respect to the omission of proposals "solely because they relate to the preparation and content of documents filed with or submitted to the Commission." Rather, the Staff would consider "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." The Staff concluded that Johnson Controls had met this standard because the subject proposal "related to its ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)." Similarly, a board's determination of those factors to be considered by it (in addition to those factors required to be disclosed pursuant to Item 404(a) of Regulation S-K) in reaching a conclusion as to the independence of a director is a matter of ordinary business operations. For shareholders to try to involve themselves in a determination as to which factors a board should consider, and thus disclose pursuant to Item 407(a) of Regulation S-K, in making decisions as to independence is contrary to the specific provisions of the 1998 Release. Compliance with the various standards and related disclosure obligations relating to director independence prescribed by the Commission and the stock exchanges upon which Verizon is listed is a basic management function exercised by the Board of Directors.

The Staff has consistently held that proposals relating to financial accounting and disclosure decisions and presentations are excludable under Rule 14a-8(i)(7) as involving the ordinary business operations of a company. See *General Electric Company* (January 21, 2003) (permitting exclusion of proposal seeking disclosure in annual report of subsidiary information); *Refac* (March 27, 2002) (permitting exclusion of proposal requesting improvement in disclosure practices); *International Business Machines Corporation* (January 9, 2001) (permitting exclusion of proposal requesting, in part, that company provide "transparent financial reporting of profit from real company operations"); *Conseco, Inc.* (April 18, 2000) (permitting exclusion of proposal requesting that "accounting methods and financial statements adequately report the risks of subprime lending"); *The Boeing Company* (March 6, 2000) (permitting exclusion of proposal requiring disclosure of the use of employee pension fund trust assets and/or surplus in all earnings statements); and *General Electric Company* (February 10, 2000) (permitting exclusion of a proposal requiring disclosure of "goodwill-net" and "true value" of shareholders equity). Verizon believes that the responsibility for determining the independence of directors and compliance with applicable disclosure requirements is an equally complex task with respect to which shareholders are not in a position to make an informed judgment.

The Staff has consistently determined that proposals that relate to the conduct of a legal compliance program may be excluded under Rule 14a-8(i)(7). See *ConocoPhillips* (February 23, 2006) where the Staff concurred with the exclusion of a proposal that the board report to shareholders all potential legal liabilities alleged by proponent to have been omitted from a merger prospectus as relating to ordinary business operations (i.e., general legal compliance program). See, also, *Halliburton Company* (March 10, 2006) (permitting exclusion of a proposal requesting that the board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations as relating to "general conduct of legal compliance program"); *Monsanto Corp.* (November 3, 2005) (permitting exclusion of proposal seeking board oversight of compliance with code of ethics and applicable federal, state and local rules and regulations as relating to "general conduct of legal compliance program"); and *Associate First Capital Corporation* (February 23, 1999) (permitting exclusion of proposal that board formulate policy to prevent lending practices that may violate federal or state law as relating to "general conduct of legal compliance program). Assuring compliance with legal and regulatory requirements relating to the independence of directors is a fundamental management function that should not be "micro-managed" by shareholders.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2007 proxy materials because it deals with matters relating to Verizon's ordinary business operations.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2007 proxy materials (1) under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal, and (2) under Rule 14a-8(i)(7) because it deals with matters relating to Verizon's ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (202) 842-0046.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: SEIU Master Trust
1313 L Street, N.W.
Washington, D.C. 2005

EXHIBIT "A"

BENEFIT FUNDS OFFICE of the
Service Employees International Union
11 Dupont Circle ♦ Washington, DC 20036
Phone: (202) 730-7500 Fax: (202) 842-0046

SEIU Master Trust:
SEIU National Industry Pension Fund
SEIU Affiliates' Officers & Employees Pension Fund
SEIU Staff Pension Fund

RECEIVED NOV 2 0 2006

Fax

To:	JANE SCHAPKER and/or MARIANNE DROST	**From:**	STEVE ABRECHT
Fax:	908-766-3813	**Pages:**	3 , including cover sheet
Phone:		**Date:**	11/20/2006
Re:	SHAREHOLDER SUBMISSION	**CC:**	

● **Comments:**

THE ATTACHED SUBMISSION FOR THE 2007 ANNUAL MEETING OF SHAREHOLDERS HAS ALSO BEEN SENT BY EMAIL; THE ORIGINAL WILL BE SENT BY UPS FOR DELIVERY ON NOVEMBER 21, 2007.

SEIU
Stronger Together

November 20, 2006

Jane Schapker
Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, NY 10007

Also sent via Email: jane.a.schapker@verizon.com

And Facsimile: 908 766-3813

Dear Ms. Schapker:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2006 proxy statement of Verizon Communications Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Verizon shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

cc: Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
marianne.drost@verizon.com

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

2908 440ma 9 05

Greater Disclosure of Board Independence Determinations

RESOLVED, that shareholders of Verizon Communications Inc. ("Verizon") urge the board of directors to adopt a policy requiring disclosure to shareholders in the proxy statement of the material terms of all relationships between (a) each director nominee deemed to be "independent" within the meaning of the New York Stock Exchange's ("NYSE's") Listing Standards, and (b) Verizon or any of its executive officers, that were considered by the board and/or the Corporate Governance Committee in determining whether such nominee is independent, regardless of whether the relationship is required to be disclosed pursuant to Item 404 of the SEC's Regulation S-K. No disclosure shall be required of transactions that are amounts due from a nominee for purchases subject to usual trade terms, for ordinary travel and expense payments and for other transactions in the ordinary course of business.

SUPPORTING STATEMENT

The listing standards of the NYSE, on which Verizon's stock is traded, require that listed company boards and key committees satisfy certain independence requirements in order to ensure that boards effectively represent shareholder interests. The listing standard defines independence as the absence of a "material relationship" with the company; several bright-line tests describe relationships that disqualify a director from being considered independent. However, the listing standard emphasizes that these tests are not exclusive and urges that boards "broadly consider all relevant facts and circumstances." (Listed Company Manual section 303A.02)

Verizon's board has adopted bright-line tests in its governance guidelines specifying the types of relationships that disqualify a nominee from being considered independent. The guidelines also provide that a director will not be deemed independent if she has "any other relationship that the Board determines is inconsistent with applicable laws and regulations on directors' independence or that is likely to impair the Director's ability to act independently." Verizon's board, based on the recommendations of the Corporate Governance Committee, has determined that all twelve of Verizon's non-employee directors are independent under the guidelines, though there is no disclosure of the relationships considered or the reasoning employed.

We are concerned that this inquiry may not encompass all the types of relationships that shareholders might reasonably conclude could compromise independence. For example, relationships with executive officers—such as the financial relationship between former UnitedHealth CEO William McGuire and compensation committee chair William Spears—do not have to be disclosed pursuant to SEC rules and are not covered by Verizon's bright-line tests. Similarly, shareholders might view the existence of financial ties between Verizon and certain directors, or the previous shared Wyeth board service of Verizon CEO Seidenberg and directors Carrion and Shipley, as impairing independence, even if those ties are not disqualifying under Verizon's guidelines.

Accordingly, we believe that Verizon stockholders would benefit from more disclosure regarding these kinds of relationships. Such information would enable shareholders to assess the robustness of the Corporate Governance Committee's analysis.

We urge shareholders to vote for this proposal.

SEIU®
Stronger Together

January 24, 2007

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Verizon Communications Inc. to omit shareholder proposal submitted by the SEIU Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the SEIU Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Verizon Communications Inc. ("Verizon" or the "Company"). The Proposal requests that Verizon's board adopt a policy requiring disclosure to shareholders in the proxy statement of the material terms of all relationships between (a) each director nominee deemed to be "independent" within the standards of section 303A.02 of the New York Stock Exchange's ("NYSE's") Listing Standards, and (b) Verizon or any of its executive officers, that were considered by the board in determining whether such nominee is independent, regardless of whether the relationship is required to be disclosed pursuant to Item 404 of Regulation S-K. The Proposal contains a carve-out for certain kinds of ordinary course transactions.

In a letter to the Commission dated December 27, 2006, Verizon stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2007 annual meeting of shareholders. Verizon claims that it has substantially implemented the Proposal because a newly-adopted Commission rule will, it asserts, require disclosure similar to that requested in the Proposal. Verizon also argues that the Proposal relates to the Company's ordinary business operations. As discussed more fully below, Verizon has not carried its burden of showing that it is entitled to exclude the Proposal on either of those bases, and its request for relief should be denied.

<u>The Commission's New Disclosure Rules Do Not Substantially Implement the Proposal</u>

Verizon contends that the Commission's revised disclosure rules around related party transactions and director independence, which will apply to Verizon for the first time this spring, substantially implement the Proposal. New Item 407(a)(3) of Regulation S-K requires a registrant to do two things relevant to whether the Proposal has been substantially implemented:

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

- First, it requires the company to identify each director and nominee "that is independent under the independence standards applicable to the registrant under paragraph (a)(1) of this Item," including any applicable definitions of committee member independence.

- Second, for each director and nominee identified as independent, it requires the company to "describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) (§229.404(a)), or for investment companies, Item 22(b) of Schedule 14A (§240.14a-101 of this chapter), that were considered by the board of directors under the applicable independence definitions in determining that the director is independent" (emphasis supplied).

Thus, the disclosure required by Item 407(a)(3) is tied directly to the independence definition used by the company. Because Verizon's stock is listed on the New York Stock Exchange ("NYSE"), paragraph (a)(1) of Item 407 states that it must use Verizon's "definition of independence that it uses for determining if a majority of the board of directors is independent in compliance with the listing standards applicable to the registrant" in making the Item 407(a)(3) disclosure.

According to Verizon's most recent proxy statement, when making independence determinations, it uses the independence standards set forth in the NYSE listing standards (See Definitive Proxy Statement of Verizon Communications Inc. filed on Mar. 20, 2006). Verizon has also adopted categorical standards of materiality to guide these determinations (See Governance Guidelines, available at http://investor.verizon.com/corp_gov/gov_guidelines.aspx).

The NYSE listing standard defines independence as having "no material relationship with the listed company" (Listed Company Manual, section 303.02(a)). The listing standard also sets forth specific relationships, all of which involve the listed company, that disqualify a director from being considered independent (Id. Section 303.02(b)). Similarly, the relationships addressed in Verizon's Governance Guidelines are all between a director nominee and the Company (See Governance Guidelines, supra). It is these relationships about which Item 407(a)(3) will require disclosure.

By contrast, the Proposal seeks to elicit disclosure not only on relationships with the company but also on relationships with its executive officers. In evaluating the independence of a nominee, Verizon's Corporate Governance Committee could consider a relationship between the nominee and a Verizon executive officer, disclosure of which would not be required under Item 407(a)(3).

The Trust believes that relationships with individual executive officers can pose an equal or greater threat to independence than relationships with the company itself. For example, an internal investigation into option backdating at UnitedHealth found that

William Spears, chairman of the board's compensation committee, had a personal financial relationship with CEO William McGuire, who benefited from the backdating. That relationship was not disclosed to shareholders. In the Trust's view, if a board considers such a relationship but decides it is immaterial and does not impair independence, that fact should be disclosed to shareholders. Item 407(a)(3) does not currently require that disclosure.

Further, the disclosure required by Item 407 is significantly less specific than that sought in the Proposal. Item 407(a)(3) calls for a description, "by specific category or type," and the instructions clarify that the description must contain "such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements." A description of a relationship's "nature" falls short of disclosing its material terms, which is the information sought by the Proposal. Indeed, the difference is highlighted by the fact that the Commission initially proposed to require more specific disclosure regarding these relationships—the proposing release proposed disclosure of the "specific details" of each relationship—and that several commenters objected to that aspect of the proposal.

<u>The Proposal's Subject Matter Does Not Relate to the Company's Ordinary Business Operations</u>

Verizon claims that the Proposal relates to the Company's ordinary business operations because it attempts to micromanage the Company's compliance with Item 407(a)(3) and the board's independence determinations. As an initial matter, the Proposal does not relate to legal compliance; as discussed above, the Proposal goes well beyond the requirements of Item 407(a)(3) and other applicable rules. This fact distinguishes the Proposal from the proposals cited by Verizon—<u>ConocoPhillips</u>, <u>Halliburton</u>, <u>Monsanto</u> and <u>Associates First Capital Corporation</u>—all of which asked the companies to report on compliance efforts or to bring their behavior into compliance with the law. The Proposal does neither of these things.

Nor does the Proposal involve financial statement disclosure. The Trust does not dispute that the Staff consistently allows companies to omit proposals that urge companies to include additional information in their financial statements or to change accounting methodology. The Staff permitted exclusion of each of the <u>General Electric (2001)</u>, <u>International Business Machines</u>, <u>Conseco</u>, <u>Boeing</u>, <u>Johnson Controls</u> and <u>General Electric (2000)</u> determinations cited by Verizon on the ground that the proposals involved presentation of financial statements or financial information. (<u>Refac</u> differed somewhat in that the proposal asked the company to change its auditor, also a subject matter traditionally found to relate to ordinary business operations.) Because the Proposal does not ask for financial information or request changes to the financial statement presentation, these letters are inapposite.

It is not the case, however, that proposals regarding disclosure generally are excludable. Instead, the Staff evaluates the underlying subject matters to determine whether it relates to ordinary business operations. Here, the Proposal's subject of director independence falls squarely outside the domain of ordinary business for two reasons.

First, under the reasoning set forth in Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), which outlined the policy concerns animating administration of the ordinary business exclusion, director independence is not a matter "so fundamental to management's ability to run the company on a day-to-day basis that [it] could not, as a practical matter, be subject to direct shareholder oversight." Establishing director qualifications and disclosure policies are not management tasks at all, but rather responsibilities of a company's board of directors.

Second, the Proposal does not threaten the sort of micromanagement the 1998 Release suggests as a reason for exclusion. The 1998 Release specifically referred to micromanagement that consisted of "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Shareholders are well able to make an informed judgment on director independence standards and the information they need to monitor director independence; indeed, because directors are shareholders' elected representatives, shareholders are the group best suited to make such judgments.

The Staff has recognized on numerous occasions that proposals dealing with director independence do not implicate a company's ordinary business operations. For example, in <u>Commerce Bancorp, Inc.</u>,[1] the Staff declined to concur with the company's argument that a proposal urging that the compensation committee be composed entirely of independent directors, and defining an independent director, was excludable on ordinary business grounds. Like Verizon, Commerce Bancorp had argued that the proposal would micromanage its operations and its compliance with regulatory requirements. Similar arguments have been rejected in <u>Murphy Oil Corporation</u>,[2] <u>Quality Systems, Inc.</u>,[3] and <u>Philip Morris Companies</u>,[4] to name just a few.

In sum, new Item 407(a)(3) of Regulation S-K does not substantially implement the Proposal because it will not require Verizon to disclose any relationships between director nominees and individual executive officers of Verizon, nor will it compel disclosure of the specific terms of the relationships considered in determining independence, unless such disclosure is already required under Item 404 of Regulation S-K. Moreover, shareholders' central role in the election of directors, and the absence of a compelling management interest in director independence, means the Proposal does not implicate Verizon's ordinary business operations. Accordingly, Verizon's request for a determination allowing exclusion of the Proposal should be denied.

---

[1] <u>Commerce Bancorp, Inc.</u> (publicly available Mar. 15, 2002).
[2] <u>Murphy Oil Corporation</u> (publicly available Mar. 10, 2002).
[3] <u>Quality Systems, Inc.</u> (publicly available June 9, 1999).
[4] <u>Philip Morris Companies, Inc.</u> (publicly available Jan. 30, 1997).

* * * * *

If you have any questions or need additional information, please do not hesitate to call me at (202)730-7051. The Trust appreciates the opportunity to be of assistance in this matter.

Very truly yours,

Stephen Abrecht
Executive Director of Benefit Funds
SEIU Master Trust

SA:TR:bh

cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications, Inc.
Fax: 908-696-2068

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2067
mary.l.weber@verizon.com

December 27, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2007 Annual Meeting
Shareholder Proposal of SEIU Master Trust

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the SEIU Master Trust (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2007 annual meeting of shareholders (the "2007 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2007 proxy materials.

Pursuant to Rule 14a-8(j)(2), enclosed are six copies of this letter and the accompanying attachments. A copy of this letter is also being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2007 proxy materials.

I. Introduction.

On November 20, 2006, Verizon received a letter from the Proponent containing the following proposal:

> *"RESOLVED, that the shareholders of Verizon Communications Inc. ("Verizon") urge the board of directors to adopt a policy requiring disclosure to shareholders in the proxy statement of the material terms of all relationships between (a) each director nominee deemed to be "independent" within the meaning of the New York Stock Exchange's ("NYSE's") Listing Standards, and (b) Verizon or any of its executive officers, that were considered by the board and/or the Corporate Governance Committee in determining whether such nominee is independent, regardless of whether the relationship is required to be disclosed pursuant to Item 404 of the SEC's Regulation S-K. No disclosure shall be required of transactions that are amounts due from a nominee for purchases subject to usual trade terms, for ordinary travel and expense payments and for other transactions in the ordinary course of business."*

Verizon believes that the Proposal may be properly omitted from its 2007 proxy materials on the following grounds, each of which is discussed in detail below:

- The Proposal may be excluded under Rule 14a-8(i)(10) because Verizon has substantially implemented it.
- The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with a matter relating to Verizon's ordinary business operations; and

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2007 proxy materials.

II. Bases for Excluding the Proposal.

A. The Proposal May Be Omitted Under Rule 14a-8(i)(10), Because Verizon Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the Proposal. Effective November 7, 2006, the Commission adopted amendments to the disclosure requirements for proxy and information statements, periodic reports, current reports and other filings under the Securities Exchange Act of 1934 and the Securities Act of 1933. These amendments apply to disclosures for, among other things, related person transactions, director independence and other corporate governance matters. Companies must comply with these new disclosure requirements in any proxy statement filed on or after December 15, 2006.

As a result of the amendments, a new Item 407 has been added to Regulation S-K. Paragraph (a) of Item 407 of Regulation S-K requires Verizon to (1) identify in its proxy statement each nominee for director that is independent under the independence standards of The New York Stock Exchange, Inc. and (2) "for each nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent." The instructions to paragraph (a) of Item 407 further provide that the description of the specific categories or types of transactions, relationships or arrangements "must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements." Exchange Act Release No. 34-54302 (August 11, 2006). Verizon will comply with the disclosure requirements of Item 407, beginning with its 2007 proxy statement. As a result, Verizon believes that it has substantially implemented the Proposal.

No-action precedents under Rule 14a-8(i)(10) make clear that the standard for determining whether a proposal has been "substantially implemented" is not dependent on the means by which implementation is achieved. When it initially adopted the predecessor Rule of 14a-8(i)(10), the Commission observed that "mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes, and supervening corporate events," and expressed its belief that "a proposal which has been rendered moot for whatever reason should properly be excludable from an issuer's proxy materials." Exchange Act Release No. 12999 (November 22, 1976). The Staff has consistently concurred that a proposal is substantially implemented due to the actions of third parties. For example, in *The Gap, Inc.* (March 14, 2005); *Pfizer Inc.* (February 15, 2005); and *Intel Corporation* (February 14, 2005), the Staff agreed that, by virtue of the FASB's adoption of FASB Statement 123(R) requiring public companies to expense in their financial statements share-based payments, the companies had substantially implemented a proposal that the board establish a policy of expensing future stock options. See, also, *Eastman Kodak Co.* (February 1, 1991) (permitting exclusion of proposal under the predecessor rule where the proposal requested disclosure of certain environmental compliance information and the company represented that it fully complies with Item 103 of Regulation S-K, which required disclosure of substantially similar information.) Here, Item 407 of Regulation S-K requires substantially similar information as that requested by the Proposal. For this reason, Verizon believes that Proposal may be omitted from its 2007 proxy materials pursuant to Rule 14a-8(i)(10).

B. The Proposal May be Excluded Under Rule 14a-8(i)(7) Because it Deals with a Matter Relating to Verizon's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. Exchange Act Release No. 34-12999 (November 22, 1976). The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Verizon believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" Verizon's compliance with the disclosure requirements of Item 407 of Regulation S-K and the corporate governance listing standards of the various stock exchanges upon which Verizon is listed.

Verizon believes that its position is consistent with the Staff's interpretation of Rule 14a-8(i)(7) set forth in *Johnson Controls Inc.* (October 26, 1999). The proposal in *Johnson Controls* sought additional disclosure in the company's financial statements, and the Staff concluded that there were sufficient grounds to exclude the proposal under Rule 14a-8(i)(7). The Staff in *Johnson Controls* announced, however, that it would no longer take a no-action position with respect to the omission of proposals "solely because they relate to the preparation and content of documents filed with or submitted to the Commission." Rather, the Staff would consider "whether the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business." The Staff concluded that Johnson Controls had met this standard because the subject proposal "related to its ordinary business operations (i.e., the presentation of financial statements in reports to shareholders)." Similarly, a board's determination of those factors to be considered by it (in addition to those factors required to be disclosed pursuant to Item 404(a) of Regulation S-K) in reaching a conclusion as to the independence of a director is a matter of ordinary business operations. For shareholders to try to involve themselves in a determination as to which factors a board should consider, and thus disclose pursuant to Item 407(a) of Regulation S-K, in making decisions as to independence is contrary to the specific provisions of the 1998 Release. Compliance with the various standards and related disclosure obligations relating to director independence prescribed by the Commission and the stock exchanges upon which Verizon is listed is a basic management function exercised by the Board of Directors.

The Staff has consistently held that proposals relating to financial accounting and disclosure decisions and presentations are excludable under Rule 14a-8(i)(7) as involving the ordinary business operations of a company. See *General Electric Company* (January 21, 2003) (permitting exclusion of proposal seeking disclosure in annual report of subsidiary information); *Refac* (March 27, 2002) (permitting exclusion of proposal requesting improvement in disclosure practices); *International Business Machines Corporation* (January 9, 2001) (permitting exclusion of proposal requesting, in part, that company provide "transparent financial reporting of profit from real company operations"); *Conseco, Inc.* (April 18, 2000) (permitting exclusion of proposal requesting that "accounting methods and financial statements adequately report the risks of subprime lending"); *The Boeing Company* (March 6, 2000) (permitting exclusion of proposal requiring disclosure of the use of employee pension fund trust assets and/or surplus in all earnings statements); and *General Electric Company* (February 10, 2000) (permitting exclusion of a proposal requiring disclosure of "goodwill-net" and "true value" of shareholders equity). Verizon believes that the responsibility for determining the independence of directors and compliance with applicable disclosure requirements is an equally complex task with respect to which shareholders are not in a position to make an informed judgment.

The Staff has consistently determined that proposals that relate to the conduct of a legal compliance program may be excluded under Rule 14a-8(i)(7). See *ConocoPhillips* (February 23, 2006) where the Staff concurred with the exclusion of a proposal that the board report to shareholders all potential legal liabilities alleged by proponent to have been omitted from a merger prospectus as relating to ordinary business operations (i.e., general legal compliance program). See, also, *Halliburton Company* (March 10, 2006) (permitting exclusion of a proposal requesting that the board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations as relating to "general conduct of legal compliance program"); *Monsanto Corp.* (November 3, 2005) (permitting exclusion of proposal seeking board oversight of compliance with code of ethics and applicable federal, state and local rules and regulations as relating to "general conduct of legal compliance program"); and *Associate First Capital Corporation* (February 23, 1999) (permitting exclusion of proposal that board formulate policy to prevent lending practices that may violate federal or state law as relating to "general conduct of legal compliance program). Assuring compliance with legal and regulatory requirements relating to the independence of directors is a fundamental management function that should not be "micro-managed" by shareholders.

For the foregoing reasons, Verizon believes that the Proposal may be omitted from its 2007 proxy materials because it deals with matters relating to Verizon's ordinary business operations.

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2007 proxy materials (1) under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal, and (2) under Rule 14a-8(i)(7) because it deals with matters relating to Verizon's ordinary business operations. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2007 proxy materials.

Verizon requests that the Staff fax a copy of its determination of this matter to the undersigned at (908) 696-2068 and to the Proponent at (202) 842-0046.

Kindly acknowledge receipt of this letter by stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed, stamped envelope. If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: SEIU Master Trust
1313 L Street, N.W.
Washington, D.C. 2005

EXHIBIT "A"

BENEFIT FUNDS OFFICE of the
Service Employees International Union
11 Dupont Circle ♦ Washington, DC 20036
Phone: (202) 730-7500 Fax: (202) 842-0046

SEIU Master Trust:
SEIU National Industry Pension Fund
SEIU Affiliates' Officers & Employees Pension Fund
SEIU Staff Pension Fund

RECEIVED NOV 2 0 2006

Fax

To:	JANE SCHAPKER and/or MARIANNE DROST	From:	STEVE ABRECHT
Fax:	908-766-3813	Pages:	3 , including cover sheet
Phone:		Date:	11/20/2006
Re:	SHAREHOLDER SUBMISSION	CC:	

• **Comments:**

THE ATTACHED SUBMISSION FOR THE 2007 ANNUAL MEETING OF SHAREHOLDERS HAS ALSO BEEN SENT BY EMAIL; THE ORIGINAL WILL BE SENT BY UPS FOR DELIVERY ON NOVEMBER 21, 2007.

SEIU
Stronger Together

November 20, 2006

Jane Schapker
Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, NY 10007

Also sent via Email: jane.a.schapker@verizon.com

And Facsimile: 908 766-3813

Dear Ms. Schapker:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2006 proxy statement of Verizon Communications Inc. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2007 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Verizon shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Trust has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Steve Abrecht
Executive Director of Benefit Funds

cc: Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
marianne.drost@verizon.com

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
1313 L Street, NW
Washington, DC 20005
202.639.0890
800.458.1010
www.SEIU.org

Greater Disclosure of Board Independence Determinations

RESOLVED, that shareholders of Verizon Communications Inc. ("Verizon") urge the board of directors to adopt a policy requiring disclosure to shareholders in the proxy statement of the material terms of all relationships between (a) each director nominee deemed to be "independent" within the meaning of the New York Stock Exchange's ("NYSE's") Listing Standards, and (b) Verizon or any of its executive officers, that were considered by the board and/or the Corporate Governance Committee in determining whether such nominee is independent, regardless of whether the relationship is required to be disclosed pursuant to Item 404 of the SEC's Regulation S-K. No disclosure shall be required of transactions that are amounts due from a nominee for purchases subject to usual trade terms, for ordinary travel and expense payments and for other transactions in the ordinary course of business.

SUPPORTING STATEMENT

The listing standards of the NYSE, on which Verizon's stock is traded, require that listed company boards and key committees satisfy certain independence requirements in order to ensure that boards effectively represent shareholder interests. The listing standard defines independence as the absence of a "material relationship" with the company; several bright-line tests describe relationships that disqualify a director from being considered independent. However, the listing standard emphasizes that these tests are not exclusive and urges that boards "broadly consider all relevant facts and circumstances." (Listed Company Manual section 303A.02)

Verizon's board has adopted bright-line tests in its governance guidelines specifying the types of relationships that disqualify a nominee from being considered independent. The guidelines also provide that a director will not be deemed independent if she has "any other relationship that the Board determines is inconsistent with applicable laws and regulations on directors' independence or that is likely to impair the Director's ability to act independently." Verizon's board, based on the recommendations of the Corporate Governance Committee, has determined that all twelve of Verizon's non-employee directors are independent under the guidelines, though there is no disclosure of the relationships considered or the reasoning employed.

We are concerned that this inquiry may not encompass all the types of relationships that shareholders might reasonably conclude could compromise independence. For example, relationships with executive officers—such as the financial relationship between former UnitedHealth CEO William McGuire and compensation committee chair William Spears—do not have to be disclosed pursuant to SEC rules and are not covered by Verizon's bright-line tests. Similarly, shareholders might view the existence of financial ties between Verizon and certain directors, or the previous shared Wyeth board service of Verizon CEO Seidenberg and directors Carrion and Shipley, as impairing independence, even if those ties are not disqualifying under Verizon's guidelines.

Accordingly, we believe that Verizon stockholders would benefit from more disclosure regarding these kinds of relationships. Such information would enable shareholders to assess the robustness of the Corporate Governance Committee's analysis.

We urge shareholders to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 27, 2006

The proposal urges the board to adopt a policy requiring disclosure in the proxy statement of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee is independent.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Ted Yu
Special Counsel

END